SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                                 MAREX.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   566536 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John A. Fischer
                        903 North Third Street, Suite 300
                          Minneapolis, Minnesota 55401
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 2, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)



NY2:\909598\02\JH%M02!.DOC\47650.0013

--------------------------------------------------------                                --------------------------------------
CUSIP No. 566536 10 8                                               13D                 Page 2 of 6 Pages
--------------------------------------------------------                                --------------------------------------

---------- -------------------------------------------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSON

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           MARSHALL MAREX L.P.

           IRS NO. 41-1964768
---------- -------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      |_| (a)

                                                                                                  |_| (b)
---------- -------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- -------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
---------- -------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

           |-|
---------- -------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           STATE OF DELAWARE
--------------------------------------------------- --------- ----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH      7         SOLE VOTING POWER
              REPORTING PERSON WITH
                                                              384,614 shares
                                                    --------- ----------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              0
                                                    --------- ----------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              384,614 shares
                                                    --------- ----------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              0
---------- -------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

           384,614 shares
---------- -------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
---------- -------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.65%
---------- -------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           LP
---------- -------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------                                --------------------------------------
CUSIP No. 566536 10 8                                               13D                 Page 3 of 6 Pages
--------------------------------------------------------                                --------------------------------------

---------- -------------------------------------------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSON

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           MARSHALL FINANCIAL GROUP, INC.

           IRS NO. 41-1624808
---------- -------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      |_| (a)

                                                                                                  |_| (b)
---------- -------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- -------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           AF
---------- -------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

           |-|
---------- -------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           STATE OF MINNESOTA
--------------------------------------------------- --------- ----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH      7         SOLE VOTING POWER
              REPORTING PERSON WITH
                                                              384,614 shares
                                                    --------- ----------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              0
                                                    --------- ----------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              384,614 shares
                                                    --------- ----------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              0
---------- -------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

           384,614 shares
---------- -------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
---------- -------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.65%
---------- -------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
---------- -------------------------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER.

This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Marex.com, Inc., a Florida corporation (the "Issuer"), including the shares of Common Stock into which shares of the Issuer's Series A1 Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), are convertible. The Issuer's principal executive office is located at 2701 South Bayshore Drive, 5th Floor, Miami, Florida 33133.


ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is filed on behalf of Marshall Marex L.P., a Delaware limited partnership ("MM") and its general partner, Marshall Financial Group, Inc. ("MFG"), a Minnesota corporation, whose principal business is merchant banking activities specializing in acquisitions, financial restructurings and providing operating management. The principal offices of MM and MFG are located at 903 North Third Street, Suite 300, Minneapolis, Minnesota 55401. The executive officers and directors are as follows:

Dennis M. Mathisen, Chairman of the Board of Directors, President and Chief Executive Officer, MFG, 7283 Mission Hills Drive, Las Vegas, Nevada 89113.

John A. Fischer, Director and Executive Vice President, MFG, 903 North Third Street, Suite 300, Minneapolis, Minnesota 55401.

Both Mr. Mathisen and Mr. Fischer are U.S citizens. During the last five years, neither MFG nor MM nor either of their directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of a Securities Purchase Agreement, dated as of March 2, 2000, by and between the Issuer, MM and other purchasers named therein, MM purchased 50,000 shares of the Issuer's Preferred Stock (the "Preferred Shares") for an aggregate of $5 million in cash. MM used contributions from its partners to purchase the Preferred Shares, which are immediately convertible into 384,614 shares of Common Stock. The shares of Common Stock underlying the Preferred Shares were registered on the Issuer's Registration Statement (Registration No. 333-36276) on Form S-3 under the Securities Act of 1933 (the "Registration Statement") on May 4, 2000. A copy of the Securities Purchase Agreement is attached hereto as Exhibit A and incorporated by reference in its entirety. The descriptions set forth in this statement are qualified in their entirety by reference to the Securities Purchase Agreement as attached hereto. Reference is also made to the Registration Statement, a copy of which is on file with the Securities and Exchange Commission.

ITEM 4.  PURPOSE OF TRANSACTION.

MM acquired the Preferred Shares as an investment. MM may purchase additional shares of Common Stock from time to time, depending on various factors, including, without limitation, the price of the Common Stock, the Issuer's business prospects and market conditions. MM may also determine to dispose of some or all of its beneficial holdings of the Issuer's securities. MM has no present plans or proposals which relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but may, at any time or from time to time, review, reconsider and discuss with the Issuer which would thereafter result in the adoption of such plans or proposals.


ITEM  5.  INTEREST IN SECURITIES OF ISSUER.

(a) As of the date hereof, MM owns of record and beneficially 50,000 shares of the Issuer's Preferred Stock. MM and MFG, as the general partner of MM, may be deemed to beneficially own the 384,614 shares of Common Stock into which the Preferred Shares are currently convertible. Both the number of shares of Common Stock into which shares of Preferred Stock are convertible and the conversion price are subject to adjustment. Upon the completion by the Issuer of an underwritten offering meeting certain criteria, all outstanding shares of Preferred Stock will convert automatically into shares of Common Stock.

To the best knowledge of MM and MFG, no other party named in Item 2 owns any of the Issuer's Common Stock.

(b) MM has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it. As the general partner of MM, MFG may also be deemed to have the sole power to vote and the sole power to dispose of all shares of Common Stock beneficially owned by it.

(c) The only transaction in the Issuer's Common Stock that was effected by any person named in paragraph (a) above during the past 60 days is the acquisition of the Preferred Shares as reported in Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described above, MM is a party to the Securities Purchase Agreement, pursuant to which MM acquired 50,000 shares of the Issuer's Preferred Stock. The Issuer sold an aggregate of 420,000 shares of Preferred Stock under the Securities Purchase Agreement. The Securities Purchase Agreement provides that each purchaser named therein may dispose of the shares of Preferred Stock held by it only pursuant to an effective registration statement.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A -    Securities Purchase Agreement, dated as of March 2, 2000, by and between the Issuer, MM and the other purchasers named therein.


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


                                    May 9, 2000
                                    ----------------
                                    (Date)


                                    MARSHALL MAREX L.P.

                                    By:  Marshall Financial Group, Inc.

                                    By: /s/ John A. Fischer
                                        ----------------------------------
                                        Name: John A. Fischer
                                        Title: Executive Vice President




                                    MARSHALL FINANCIAL GROUP, INC.,
                                    as General Partner of Marshall Marex L.P.

                                    By: /s/ John A. Fischer
                                        ----------------------------------
                                        Name: John A. Fischer
                                        Title: Executive Vice President

                                 EXHIBIT INDEX
                                 -------------


Exhibit A -    Securities Purchase Agreement, dated as of March 2, 2000, by and between the Issuer, MM and the other purchasers named therein.